Filed by Repligen Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: BioLife Solutions, Inc.

Filer’s SEC File No.: 001-36362

Date: August 3, 2026

This filing relates to the proposed transaction pursuant to the terms of that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of July 21, 2026, by and among Repligen Corporation, a Delaware corporation (“Repligen”), Bravo Merger Sub I, Inc., a Delaware corporation and wholly owned subsidiary of Repligen, Bravo Merger Sub II, LLC, a Delaware limited liability company and wholly owned subsidiary of Repligen, and BioLife Solutions, Inc., a Delaware corporation (“BioLife”), pursuant to which Repligen will acquire, subject to the satisfaction or waiver of the conditions contained in the Merger Agreement, all of the outstanding shares of BioLife’s common stock for $11.25 cash and 0.1442 shares of Repligen’s common stock, on a per share basis.

The following is a transcript of a video recorded by Olivier Loeillot, President and Chief Executive Officer of Repligen, sent to Bravo on August 3, 2026, in connection with Repligen’s announcement of the Merger Agreement.

0:05

Hello to everyone at BioLife Solutions.

0:07

I’m Olivier Loeillot, President and CEO of Repligen.

0:10

I’m very happy to have this opportunity to speak with you directly today.

0:14

This is an exciting moment for all of us, and I wanted you to hear from me personally.

0:21

Let me start by saying how much we admire what you’ve built with Rod and Troy and the entire management team for nearly four decades now.

0:30

You’ve become the trusted name in cell processing tools and biopreservation media.

0:35

Your CryoStor platform supports commercially approved cell therapies and the majority of US cell based therapy trials.

0:42

And honestly, that’s remarkable and it’s a reputation you earned.

0:48

While you’re still getting to know us, let me share a little bit more about who we are here at Repligen.

0:54

We were founded in 1981 by two scientists with a bold, science driven mission.

1:00

Today we are headquartered in Waltham, Massachusetts, which is where I am today by the way.

1:05

And we’re a global team of around 2,000 people across North America, Europe and Asia.

1:11

I have spent 30 years in this industry, and I can tell you what makes Repligen special is our focus.

1:19

We are a bioprocessing company.

1:21

We build the tools and technologies that help our customers make biologic drugs faster, with higher yield and with better quality.

1:30

We don’t make the therapies ourselves.

1:32

We make it easier for our partners to bring those life changing therapies to patients.

1:38

And that mission is very simple.

1:40

It’s to inspire advances in bioprocessing as a trusted partner in the production of biologic drugs that improve human health worldwide.

1:50

So why do you think you’ll be excited to be part of our team?

1:54

Let me give you a few reasons.

1:57

First, we are a really fast-growing company.

2:00

We’ve grown very much through innovation, but also a lot by welcoming great companies just like yours to our team.

2:07

And that means real momentum and real opportunity for all of you in the company.

2:13

Second, we are a company that is focused on innovation.

2:17

I mean, we are really the first to market again and again in the areas that really matter to most of our customers, and we’re working on some genuinely breakthrough technologies right now.

2:29

And third – and this is the one closest to my heart – it’s really our people and our culture.

2:36

We live by what we call the “R team.”

2:38

We team up and work as one Repligen.

2:42

We really engage authentically and welcome debate.

2:46

We achieve with excellence and we move things forward with urgency.

2:51

Those are not words on the wall.

2:54

I mean, that’s really how we show up for each other every single day.

2:57

And that’s exactly why bringing our two companies together feels so natural.

3:03

We share the same DNA. A passion for innovation, a customer-first mindset, and a real commitment to advancing science that improves human health. Together, we will be even stronger in the fast-growing cell therapy market, and we’ll do work that truly matters for patients around the world.

3:25

Now I want to be very clear and very honest with you about where things stand today.

3:31

The announcement shared on July 22nd was a very important first step, but it is just a first step.

3:38

The transaction still needs regulatory and shareholder approvals, and we expect to close later this year in the fourth quarter.

3:47

Until then, Repligen and BioLife will continue to operate as two separate, independent companies.

3:54

So for now, the ask is simple.

3:57

Just keep doing the great work you are already doing and just keep taking care of your customers the way you always have.

4:05

There is meaningful work ahead as we plan for the future together, and I promise we’ll keep you informed every step of the way.

4:14

I mean it when I say I can’t wait for the day we can officially call you Repligen colleagues.

4:21

Until then, thank you.

4:23

Thank you for the incredible foundation you’ve built and for everything you’re going to bring to this next chapter.

4:30

Here’s to a bright future for all of us.

4:33

Take care everyone.

4:34

I’ll see you soon.

4:35

Thanks.

Cautionary Statement Regarding Forward-Looking Statements

Statements included in this communication, which are not historical in nature or do not relate to current facts, are intended to be, and are hereby identified as, forward-looking statements for purposes of the safe harbor provisions of the federal securities laws, including Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements are based on, among other things, Repligen management’s and BioLife management’s beliefs, assumptions, current expectations, estimates and projections about the economy and Repligen and BioLife, as applicable, and the industries in which Repligen and BioLife operate. Words and phrases such as “may,” “approximately,” “continue,” “should,” “expects,” “projects,” “anticipates,” “is likely,” “look ahead,” “look forward,” “believes,” “will,” “intends,” “estimates,” “strategy,” “plan,” “could,” “potential,” “possible” and variations of such words and similar expressions are intended to identify such forward-looking statements.

Forward-looking statements include statements regarding, among other things, the expected benefits of the transactions and Repligen’s ability to recognize the benefits of the transactions; the anticipated timing of the closing of the transactions; the anticipated financial impact of the transactions on Repligen and the belief that this is a financially compelling transaction and accretive in the near-term; expectations for Repligen’s performance following the transactions, including future financial and operating results; beliefs that the transactions will accelerate profitable growth; beliefs and expectations about the cell therapy industry, including its growth, and BioLife’s position as a highly-differentiated cell processing tool leader; anticipated synergies; beliefs about the drivers for future growth following the transactions, including with respect to the pipeline and regulatory matters; the expected impact on customers and revenue opportunities; Repligen’s second quarter results, including revenue growth and expectations for strong margin expansion and Repligen’s plans, objectives, expectations, intentions, growth strategies and other statements that are not historical facts. Repligen and BioLife caution readers that forward-looking statements are subject to certain risks and uncertainties that are difficult to predict with regard to, among other things, timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results. Such risks and uncertainties include, among others, the following possibilities: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the Merger Agreement; the outcome of any legal proceedings that may be instituted against Repligen or BioLife; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect Repligen following the transactions, or the expected benefits of the transactions); the failure to obtain BioLife stockholder approval or to satisfy any of the other conditions to the transactions on a timely basis or at all; the possibility that the anticipated benefits of the transactions, including anticipated synergies, financial impact and revenue growth, are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Repligen and BioLife do business; the risk that the parties have overestimated the size or trajectory of the cell therapy market and BioLife’s market position; the potential for increased regulatory scrutiny and the impact on the clinical pipeline, global approvals and expanded indications; the possibility that the transactions may be more expensive to complete than anticipated; diversion of BioLife and Repligen management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transactions; risks relating to the potential dilutive effect of shares of Repligen common stock to be issued in the transactions and other factors that may affect future results of Repligen. Additional factors that could cause results to differ materially from those described above can be found in Repligen’s Annual Report on Form 10-K for the year ended December 31, 2025, Repligen’s Quarterly Report on Form 10-Q for the three months ended March 31, 2026 BioLife’s Annual Report on Form 10-K for the year ended December 31, 2025, BioLife’s Quarterly Report on Form 10-Q for the three months ended March 31, 2026, in each issuer’s respective Current Reports on Form 8-K and in other documents Repligen and BioLife file with the U.S. Securities and Exchange Commission (the “SEC”), which are available on the SEC’s website at www.sec.gov. Repligen and BioLife caution you not to place undue reliance on any forward-looking statements, which speak only as of the date they are made. Repligen and BioLife each disclaims any obligation to publicly update or revise any such statements to reflect any change in expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

Important Additional Information and Where to Find It

In connection with the transactions, Repligen will file with the SEC a registration statement on Form S-4 (the “registration statement”), which will contain a proxy statement of BioLife and a prospectus of Repligen (the “proxy statement/prospectus”), and each of Repligen and BioLife may file with the SEC other relevant documents regarding the transactions. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY AND IN THEIR ENTIRETY AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY REPLIGEN AND BIOLIFE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT REPLIGEN, BIOLIFE AND THE transactions. When final, a definitive copy of the proxy statement/prospectus will be mailed to BioLife stockholders. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus, as well as other filings containing information about Repligen and BioLife, free of charge from Repligen or BioLife or from the SEC’s website when they are filed. The documents filed by Repligen with the SEC may be obtained free of charge at Repligen’s website, at www.repligen.com, or by requesting them by mail at Repligen Corporation, 41 Seyon Street Building 1, Suite 100 Waltham, Massachusetts 02453, Attention: Corporate Secretary. The documents filed by BioLife with the SEC may be obtained free of charge at BioLife’s website, at www. biolifesolutions.com, or by requesting them by mail at BioLife Solutions, Inc., 3303 Monte Villa Parkway, Suite 310, Bothell, WA 98021, Attention: Corporate Secretary. The information included on Repligen’s and BioLife’s websites is not incorporated by reference into this communication.

Participants in the Solicitation

Repligen and BioLife and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of BioLife in respect of the transactions. Information about Repligen’s directors and executive officers is available in Repligen’s proxy statement, dated April 2, 2026, for its 2026 Annual Meeting of Stockholders, and other documents filed by Repligen with the SEC. Information about BioLife’s directors and executive officers is available in BioLife’s proxy statement, dated July 8, 2025, for its 2025 Annual Meeting of Stockholders, and other documents filed by BioLife with the SEC. Other information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transactions when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Repligen or BioLife as indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.